SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 3)


                          Melamine Chemicals, Inc.
                              (Name of issuer)


                                Common Stock
                       (Title of class of securities)


                                 585332 10 9
                               (CUSIP number)


                             Thomas L. Feazell
                             1000 Ashland Drive
                             Russell, KY 41169
                               (606) 329-3403
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                              October 10, 1997
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X

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CUSIP No.  585332 10 9                      13D


1        NAME OF REPORTING PERSONS  Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         61-0122250


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                  Not Applicable                              (b)

3        SEC USE ONLY


4        SOURCE OF FUNDS
                  WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e) Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                              1,275,000 shares
     BENEFICIALLY              8    SHARED VOTING POWER
       OWNED BY                             0
         EACH                  9    SOLE DISPOSITIVE POWER
       REPORTING                            1,275,000 shares
      PERSON WITH             10    SHARED DISPOSITIVE POWER
                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,275,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.4%

14       TYPE OF REPORTING PERSON
                                                                 CO

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                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D


     Ashland Inc. ("Ashland") hereby amends and supplements its Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 30, 1997, as amended by an Amendment No. 1 (the "Amendment No. 1"), filed with the Commission on August 14, 1997 and Amendment No. 2 (the "Amendment No. 2"), filed with the Commission on August 26, 1997, relating to Ashland's ownership of Common Stock, par value $.01 per share, of Melamine Chemicals, Inc. ("MCI"), as set forth in this Amendment No 3. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

Item 4.  Purpose of Transaction:

     Item 4 of the Schedule 13D is hereby amended to add at the end thereof the following:

     "On October 10, 1997, Ashland Inc. issued a press release stating that on October 9, 1997 Melamine Chemicals, Inc. and Borden Chemicals, Inc. announced that a definitive agreement had been reached which provides for Borden Chemicals, Inc. to purchase all the outstanding shares of Melamine Chemicals, Inc. for $20.50 per share, to be paid in cash at closing.

     In response to the announcement, Paul W. Chellgren, Chairman of the Board and Chief Executive Officer of Ashland Inc. stated that Ashland was pleased that the process of selling Melamine Chemicals, Inc. appears to have been successful. He stated that "While we currently have only limited information regarding the offer, at this price level Ashland Inc. would be willing to withdraw its $14.75 per share offer and tender its shares." Ashland currently owns 23.1 percent of Melamine."

Item 7.  Material to be Filed as Exhibits:

     Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

     (1) The Acquisition of Issuer Control, Liquidation, Sale of Assets, Merger, or Change in Business or Corporate Structure:

          Exhibit 99.1 -   Ashland Inc. press release dated October 10, 1997.




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                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      October 10, 1997

                                       /s/ Thomas L. Feazell
                                      ------------------------------
                                      Thomas L. Feazell
                                      Senior Vice President, General
                                      Counsel and Secretary


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                               EXHIBIT INDEX

Exhibit
No.                 Description
-------        ---------------------------------------------------------------

99.1                Ashland Inc. press release dated October 10, 1997.